EXHIBIT 12

COLUMBUS SOUTHERN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,
	1999	2000	2001	2002	2003
Fixed Charges:
Interest on First Mortgage Bonds	$43,207	$40,602	$34,575	$17,756	$7,079
Interest on Other Long-term Debt	25,878	25,878	27,365	32,762	45,658
Interest on Short-term Debt	2,460	2,412	4,914	3,244	660
Miscellaneous Interest Charges	4,659	14,205	3,755	2,585	2,673
Estimated Interest Element in Lease Rentals	4,600	5,300	4,800	3,500	2,700

Total Fixed Charges	$80,804	$88,397	$75,409	$59,847	$58,770

Earnings:
Income Before Extraordinary Item and
Cumulative Effect of Accounting Changes	$150,270	$120,202	$191,900	$181,173	$173,147
Plus Federal Income Taxes	82,686	116,590	94,148	93,484	78,391
Plus State and Local Income Taxes (Credits)	89	136	8,811	17,519	(4,729)
Plus Fixed Charges (as above)	80,804	88,397	75,409	59,847	58,770

Total Earnings	$313,849	$325,325	$370,268	$352,023	$305,579

Ratio of Earnings to Fixed Charges	3.88	3.68	4.91	5.88	5.19